Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Receives Nasdaq Notification Confirming that it has Regained Compliance with Minimum Bid Requirements

Laval, Québec, CANADA – November 30, 2017 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Company”) (NASDAQ – TSX: NEPT), announces that on November 28, 2017 it received notification from Nasdaq Listing Qualifications Department confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) – bid price.

On July 21, 2017, the Company received a Nasdaq notification informing Company that its common shares failed to maintain a minimum bid price of US$1.00 per share over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market, and was given 180 calendar days, or until January 17, 2018, to regain compliance according to Nasdaq rule 5810(c)(3)(A) – compliance period.

On November 28, 2017, the Company was pleased to receive a Nasdaq notification confirming that the Nasdaq Staff has determined that for at least 10 consecutive business days, from November 13 to 27, 2017, the closing bid price of the Company’s common shares has been at US$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

About Neptune Technologies & Bioressources Inc.

Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extractions in high potential growth segments such as in the medical cannabis field.

Neptune is also pursuing opportunities in the prescription drug markets, through its 34% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

The Company’s head office is located in Laval, Quebec.

Neptune Wellness Solutions Mario Paradis VP & CFO, Neptune m.paradis@neptunecorp.com 1.450.687.2262 x236	Investor Relations Contact (Canada) Pierre Boucher MaisonBrison 1.514.731.0000 pierre@maisonbrison.com	Investor Relations Contact (U.S.) Ed McGregor/Jody Burfening LHA, IR 1.212.838.3777 emcgregor@lhai.com